Supplement dated September 15, 2003
To Prospectus Supplement dated August 28, 2003
To Prospectus dated August 28, 2003

$207,890,000 (approximate)

Mortgage-Backed Pass-Through Certificates, Series 2003-1

GreenPoint Mortgage Securities Inc.
Sponsor

GreenPoint Mortgage Funding, Inc.
Seller and Master Servicer

The prospectus supplement dated August 28, 2003 to the prospectus dated August 28, 2003 with respect to the above-captioned series is hereby amended as follows:

The first paragraph under the heading “Description of the Certificates—Distributions” is replaced with the following:

Distributions on the certificates will be made by the trustee on the 25th day of each month, or if such day is not a business day, on the first business day thereafter, commencing in September 2003, to the persons in whose names those certificates are registered on the close of business on the last business day of the month preceding the month of that distribution date (each such date, a “Record Date”).

Terwin Capital LLC